AMEX, TSX Symbol: NG
News Release

NovaGold Second Quarter Financial Results and Project Update

July 16, 2007 - Vancouver, British Columbia - NovaGold Resources Inc. (AMEX, TSX: NG) today announced its financial and operating results for the three months ended May 31, 2007, along with an update on the Company’s project development activities. Details of the Company’s financial results are described in the unaudited consolidated financial statements and Management’s Discussion and Analysis which, together with further details on each of the Company’s projects including resource estimates, will be available on the Company’s website at www.novagold.net and on SEDAR at www.sedar.com. All amounts are in Canadian dollars unless otherwise stated.

Highlights

  Galore Creek construction well underway, with 25 kilometers of road completed and the permanent Iskut River bridge crossing nearing completion
  NovaGold and Teck Cominco formed 50/50 partnership to build the Galore Creek mine
  US$203 million (C$229 million) financing completed
  Rock Creek on target for 2007 production
  $197 million of unrestricted cash at May 31, 2007

With first gold production by year end in Alaska and construction at the Galore Creek copper-gold project well underway, NovaGold is well positioned to take advantage of the strong gold and copper markets. While gold has been in a consolidation period for much of the first half of 2007, many analysts are projecting higher prices in coming quarters. Demand for gold is up for both consumer and industrial purposes. Consumer demand in India and mainland China notably rose by 50% and 31%, respectively, in Q1-2007 compared to Q1-2006. The market also remains bullish on copper, with prices remaining supported at over $3.00/lb on constrained supply. Demand for copper continues to rise, creating strong forecasts for NovaGold’s Galore Creek copper-gold mine, which is expected to start production in 2012.

Over the past year NovaGold has completed a series of major risk-reducing development milestones on the way to achieving its long-term business plan of becoming a low-cost, mid-tier gold and copper producer. By year end NovaGold is targeting to become a junior-level producer at its first mine in Nome, Alaska, with gold production estimated at 100,000 ounces per year. With the completion of construction of the Galore Creek copper-gold mine in British Columbia, NovaGold would become a mid-tier level gold and copper producer with annual production estimated at 325,000 ounces of gold, 216,000 pounds of copper and 2 million ounces of silver. Upon completion of construction at NovaGold’s Donlin Creek gold project, the Company’s production would grow to potentially more than 1 million ounces of gold per year.

The first half of 2007 has been an exciting one for the Company. In particular, the announcement of the partnership with Teck Cominco Limited to build the Galore Creek mine has garnered significant market attention and underscored the project’s world-class potential. With continued development at Galore Creek and Rock Creek on schedule to achieve production this year, the second half of 2007 should be equally exciting. We look forward to reporting on further progress on the Company’s projects during the coming months.

Development Projects Update

Galore Creek Copper-Gold Project, British Columbia
The Galore Creek copper-gold project in northwestern British Columbia achieved many significant milestones in the second quarter of 2007, including receipt of crucial provincial and federal permits, accepting the offer of a surface lease, the formation of a partnership with Teck Cominco and the start of full construction activities.

On May 23, NovaGold announced the formation of a partnership with Teck Cominco Limited to build the Galore Creek mine. With an overall investment of US$2 billion, the project is the largest single mining investment in the province. To earn its 50% interest in the partnership, Teck Cominco will fund the next approximately US$478 million (C$520 million) in construction costs, with each company responsible for its pro rata share of funding thereafter. In addition, NovaGold will receive up to US$50 million of preferential distributions once Galore Creek is fully operational, if the project exceeds certain agreed upon minimum revenues in the first year of commercial production.

The partnership has received significant media and market attention. Gordon Campbell, the Premier of British Columbia, attended the press conference announcing the partnership and thanked NovaGold, Teck Cominco and the Tahltan Nation for bringing significant benefits to the people of British Columbia. NovaGold chose Teck Cominco as its partner not just because of Teck’s size and expertise, but also because of its corporate culture and a shared commitment to responsible mining. Together, the partnership will develop Galore Creek as a world-class mine that will bring outstanding benefits to the Tahltan Nation, local communities and the shareholders of both NovaGold and Teck Cominco for decades to come.

On June 5, NovaGold announced that with the necessary federal and provincial authorizations and permits in hand, its Board of Directors had approved the start of construction. Significant mobilization and other pre-construction activities had been carried out over past months, allowing the construction team to move immediately into full construction activities. To date 25 kilometers of road have been pioneered with an additional 25 kilometers of road right-of-way cleared for road construction. Three camps are fully staffed and occupied, with another scheduled for completion by the end of July. The first permanent bridge structure across the Iskut River is nearly complete, providing access from Highway 37 to the lower More Creek Valley in support of construction activities in that area.

Environmental protection and safety are core values for NovaGold and the Galore Creek project. The environmental team is carefully monitoring construction activities to protect streams and wildlife populations. In addition, NovaGold has initiated ongoing sampling and environmental monitoring programs in the region.

The Company is drilling 15,000 meters this year at the Galore Creek project, with the objective to test a series of high-priority targets that could further optimize the current mine production plan.

Rock Creek Gold Project, Alaska
Construction at NovaGold’s Rock Creek gold mine near Nome, Alaska is progressing well. Earthworks are ongoing in the tailings impoundment, pit, and other related site facilities, the leach tanks are in place and the milling equipment is being assembled. The millsite facilities are well into construction and work on the power line is underway (see Nome Operations Photo Gallery at www.novagold.net under Properties). The project is on target to see first ore into the circuit in Q3-2007 and to achieve an annualized production level of 100,000 ounces by year end.

On June 11, NovaGold announced that the United States District Court for the District of Alaska had concurred with the U.S. Army Corps of Engineers that “the guidelines for issuance of a permit under the Clean Water Act were considered and addressed by the Corps,” and denied a request for a temporary restraining order and preliminary injunction against the project. The plaintiffs have filed an appeal on the ruling to the United States Court of Appeals for the Ninth Circuit. When making its ruling in June, the Court acknowledged that considerable time, effort, and expense was incurred by NovaGold and its subsidiary, Alaska Gold Company, to minimize the environmental impact of its mining operations, plan for environmental restoration after the mining operation is completed and educate the public regarding the project. Indeed, the Court stated that “if the project proceeds as planned, it is likely that much of the land involved will be left in far better condition than it was when the project began.”

The Company has drilled nearly 3,000 meters this year at the Nome Operations, with the objective to expand the mine life at Rock Creek and restart production at the Nome Gold property.

Donlin Creek Gold Project, Alaska
NovaGold’s Donlin Creek project is one of the world’s largest undeveloped gold deposits, in a joint venture with Barrick Gold Corporation (NovaGold 70%, Barrick 30%). As current manager of the project, Barrick has budgeted US$87 million for the project for 2007, which includes a 70,000 meter in-fill drill program and further development work. Barrick has indicated it plans to complete a first feasibility study for the project, which would be the basis for converting the Measured and Indicated resources to Proven and Probable Reserves. Barrick also plans to complete the work necessary to submit a draft Environmental Impact document next year to start the environmental assessment process.

NovaGold continues to believe that Barrick cannot meet the back-in milestones required to earn an additional 40% interest in the Donlin Creek project. By November 13, 2007, Barrick must complete a final, bankable feasibility study and make a Board decision to construct a mine producing not less than 600,000 ounces of gold annually. NovaGold believes Barrick cannot deliver a meaningful construction decision, plan or budget without completing the environmental assessment process. NovaGold’s lawsuit against Barrick on Breach of Contractual Obligations and Breach of Fiduciary Responsibility is currently before U.S. Federal Court in Alaska.

Ambler Copper-Zinc-Silver-Gold Project, Alaska
Over 1,100 meters of the budgeted 3,000 meter drill program have been drilled to date at the Ambler project, which is in joint venture with Rio Tinto. NovaGold plans to complete a National Instrument 43-101 compliant resource update and preliminary economic assessment for the project this year. The 2007 drilling program is focused on the many promising targets near the main Arctic deposit.

Exploration Update

Exploration campaigns are underway at Rock Creek, Galore Creek, Donlin Creek and Ambler, with the focus of identifying new mineralization and converting Inferred Resources to the Measured and Indicated categories, and ultimately additional Proven and Probable Reserves. In addition, NovaGold has acquired a new portfolio of exploration-stage projects in North America, representing the next generation of discovery and growth.

Baird Mountains Property, Alaska
NovaGold holds 55,000 acres of claims at the Baird Mountains deposit in the western Brooks Range of northwestern Alaska. Multiple high-grade copper-zinc and precious metal targets have been identified through historical work. Historical shallow drilling returned intersections with as much as 9% Cu over 6 meters and 3% Cu over 36 meters. NovaGold performed airborne geophysical surveys over the property in 2006. The planned 2007 exploration program includes mapping and sampling, with 1,500 meters of initial core drilling.

Kugruk Property, Alaska
Located in the northern Seward Peninsula to the north of Nome, the Kugruk property shows widely distributed copper and high-grade silver-lead-zinc mineralization. NovaGold controls 118,000 acres of state mining claims as well as leases on additional claims in the Independence mine area. NovaGold flew an airborne electromagnetic survey over the area in 2006 and is completing follow-up work in 2007 to identify and prioritize targets for drill testing.

Tintina Gold Belt Properties, Alaska
Four early-stage prospects have been staked in the Kuskokwim region in Alaska, totaling more than 90,000 acres. Located south of the Donlin Creek project, the Tintina properties show similar characteristics to the world-class Donlin Creek deposit. The 2007 exploration program will focus on identifying and prioritizing target areas with the geological, geochemical and geophysical characteristics that indicate potential to host large-scale mineral systems.

Shiko Lake, British Columbia
The Shiko Lake project is located in the Cariboo Mining district of central British Columbia, 12 kilometers southeast of Imperial Metals’ Mt. Polley operation, an active open-pit copper-gold mine. Limited historical diamond drilling and sampling on the 19,750 acre property encountered copper and gold mineralization in numerous areas. In 2006, NovaGold signed an option agreement with RedGold Resources Ltd. to initially earn up to a 70% interest by meeting certain financial commitments. An additional 10% interest can be obtained by completing a feasibility study. NovaGold conducted mapping and soil sampling in 2006 to identify 2007 drill targets. Close to 3,000 meters have been drilled in 11 holes. Results are expected later in this quarter and will guide future exploration work on the property.

NovaGold Adds VP Environment and Sustainability to Management Team

As part of the dramatically increased construction activities and NovaGold’s objective to begin reporting on its sustainability, safety and environmental programs, the Company has appointed Susan

Mathieu as Vice President, Environment & Sustainability. Ms. Mathieu will provide leadership and strategic direction and expertise to support the successful exploration, evaluation, construction, operation and eventual closure of the Company’s mines and projects. Her career includes 18 years of worldwide exploration, project development and operations positions. Most recently, Ms. Mathieu was Director, Health, Safety & Environment (HSE) at Centerra Gold, where she was responsible for developing and managing the implementation of corporation’s global HSE policies for exploration projects and operations in Kyrgyzstan and Mongolia. For six years prior to joining Centerra, Ms. Mathieu worked with Falconbridge Limited as part of the commissioning team for the Antamina Mine in Peru, as the HSE Manager at the Kidd Metallurgical Site in northern Ontario, and as the HSE and Sustainable Development Lead for the Kabanga Nickel Project in Tanzania. Ms. Mathieu also held positions of increasing responsibility within the environmental and sustainable development fields at the Endako Mine in northern BC, the Musselwhite Mine in northern Ontario and the South Deep Mine in South Africa.

“NovaGold is committed to the highest environmental and safety standards at all of its projects,” said Rick Van Nieuwenhuyse, President and CEO of NovaGold. “Ms. Mathieu’s breadth of safety and sustainability experience will be invaluable as NovaGold’s projects continue to advance through construction and into operations.”

Results of Operations

For the three months ended May 31, 2007, the Company reported a net loss of $3.2 million (or $0.03 per share) compared with a net loss of $8.6 million (or $0.10 per share) for the corresponding period in 2006. The improvement in financial results relates primarily to a one-time gain of $4.2 million on the sale of common shares of Pioneer Metals Corporation (“Pioneer”) during the quarter. The second quarter 2006 included a $2.1 million future income tax expense compared with a $0.7 million future income tax expense in the current period.

For the six-month period ended May 31, 2007, the Company had a net loss of $8.1 million (or $0.08 per share) compared with a net loss of $8.5 million (or $0.11 per share) for the corresponding period in 2006. For the six months ended May 31, 2007, total expenditures increased by $4.3 million, including increases in general and administrative expenditures and salaries of $2.0 million and an increase in foreign exchange loss of $2.4 million, offset by a $4.2 million gain on the sale of the Pioneer investment and a decrease in future income tax expense of $1.8 million.

Revenues for the quarter ended May 31, 2007 were $2.0 million compared with $2.3 million in the corresponding period in 2006. The Company generates modest revenues from land and gravel sales and gold royalties. The decrease in revenues for the quarter relates mainly to less interest income relating to cash balances invested during the quarter and the timing of financings and payments.

Revenues for the six-month period ended May 31, 2007 were $3.0 million compared to $3.7 million for the same period in 2006. Revenues decreased in the six-month period in 2007 due to a decrease in land sales in 2007 and a $0.3 million decrease in interest income due to the timing of the completion of the public offering in April 2007 compared with the prior year in February 2006.

Expenses for the three months ended May 31, 2007 were $8.8 million compared with $8.5 million for the same period in 2006. During the quarter, the Company recorded a foreign exchange loss of $3.0 million resulting from the effect of the strengthening of the Canadian dollar on the Company’s US dollar cash balances. During the same quarter in 2006, the Company recorded $3.5 million for stock-based compensation compared with $0.6 million in 2007. This difference is due to the timing of grants.

Expenses for the six months ended May 31, 2007 were $14.6 million compared to $10.2 million in the corresponding period in 2006. For the six-month period, general and administrative expenses, corporate development and professional fees increased by $3.5 million and salaries by $1.0 million over the same period in 2006. These increases are primarily due to the Company’s growth and increased activity. The Canadian dollar’s strengthening in the six-month period ended May 31, 2007 resulted in a $2.4 million increase in the foreign exchange loss recorded during this period.

For the quarter ended May 31, 2007, the Company recorded $118,000 of income from its strategic equity investment in Alexco Resource Corp. (“Alexco”) (quarter ended May 31, 2006 — $92,000 loss).

For the six months ended May 31, 2007, the Company recorded a net loss from the equity investment in Alexco of $429,000 compared with a net loss of $130,000 recorded in the same period in 2006.

For the quarter and six-month period ended May 31, 2007, the Company recorded a $28,000 dilution gain. At May 31, 2007, the Company had an unrecorded gain of $23.9 million in its Alexco holdings. In 2006, the Company recorded a dilution loss of $223,000 for the second quarter and a dilution gain of $294,000 for the six-month period ended May 31, 2006 with respect to the Company’s interest in Alexco. In December 2006 (in the first fiscal quarter of 2007) the Company chose to maintain its strategic pro-rata interest in Alexco and purchased $5.0 million of units (each one common share and one half share purchase warrant) at $4.75 per unit.

Outlook

At May 31, 2007, the Company had cash and cash equivalents of $196.7 million. For fiscal 2007 the Company budgeted $1.5 million for exploration and studies at the Ambler project and $8.5 million for exploration at the Company’s early-stage exploration properties in Alaska and British Columbia. A further $2 million was budgeted for work on the assets obtained through the acquisition of Coast Mountain Power in 2006. At Donlin Creek, Barrick budgeted to expend US$87 million in calendar 2007 conducting 70,000 meters of in-fill and in-pit exploration drilling, environmental baseline studies, studies of alternative power sources, permitting work, and feasibility and engineering work.

In the second quarter of 2007, NovaGold decided to appoint an internal project and construction management team to oversee Rock Creek construction and operations. A complete review of the project by the new construction management team and an assessment of current economic conditions identified increased costs at the project. As a result of this review, to complete construction and commissioning of the Rock Creek mine on schedule, the Company anticipates spending approximately US$40 million in the remainder of 2007 in addition to previously budgeted expenditures. This increase is the result of a number of factors, including delays in permitting that pushed major civil construction into mid-winter, rising costs, unexpected repairs to and replacement of supplied equipment, and requirements for additional labour and manhours to meet the previously announced schedule. The total capital cost estimate, including start-up and working capital of the Rock Creek mine, is expected to be approximately US$120 million.

At the Rock Creek project, construction continues on the mine facilities. Earthworks are ongoing in the tailings impoundment, pit and other related site facilities, the leach tanks are in place and the milling equipment is being assembled. The millsite facilities are well into construction and work on the power line is underway. The project is on target to achieve production by calendar year end, at a rate currently estimated at 100,000 ounces on an annualized basis.

On March 29, 2007, the Company announced that it had exercised its option to purchase 100% of Stikine Copper Limited pursuant to the Galore Creek Option Agreement dated July 31, 2003 between NovaGold and QIT-Fer et Titane Inc. and Hudson Bay Mining and Smelting Co., Limited. The acquisition of Stikine Copper Limited by the Company closed on July 1, 2007. Stikine Copper Limited was the owner of the core mineral claims that contain all of the Company’s proven and probable reserves at the Galore Creek project.

On May 23, 2007, the Company and Teck Cominco Limited (“Teck Cominco”) announced the formation of a partnership to build the Galore Creek mine. The parties intend to formalize agreements where NovaGold and Teck Cominco will each hold a 50% interest in the partnership. To earn its 50% interest, Teck Cominco will fund the next approximately US$478 million (C$520 million) in construction costs, with each company responsible for its pro rata share of funding thereafter. The amount of US$478 million was based upon assumption that US$128 million of construction and pre-construction capital costs at Galore Creek would be spent to the effective date of the legal formation of the partnership and will be adjusted to actual amounts expended. In addition, NovaGold will receive up to US$50 million of preferential distributions once Galore Creek is fully operational, if the project exceeds certain agreed upon minimum revenues in the first year of commercial production. The Company intends to contribute to the partnership its assets related to the Galore Creek project and is currently reviewing the impacts of the partnership on its financial statements.

On June 5, 2007, the Company announced that it had received the necessary Federal and Provincial authorizations and permits to allow the Board of Directors to approve the construction of the Galore Creek mine. Construction is underway to build a mine on the property anticipated to have a nominal throughput of 65,000 tonnes per day and expected, when in operation, to produce on average 432 million pounds of copper, 341,000 ounces of gold and 4 million ounces of silver annually during the first five years of mine life.

Phase 1 construction, anticipated to take approximately 24 months, will focus on access infrastructure including a mine access road, a power transmission line and an access tunnel, and represents approximately 20% of the overall capital costs for the project. Electrical power will be supplied from a connection to the BC Hydro grid where the project access road meets Highway 37. Phase 2 construction will focus on mine facilities and valley infrastructure, with the largest portion of capital cost expended in this latter construction period. Phase 2 construction is expected to take approximately 36 months.

In the Galore Creek Feasibility Study, completed by Hatch Ltd. In October 2006, a total of $375 million (US$303 million) was planned to be expended in 2007, and an additional $50 million was expected to be spent in 2007 by NovaGreenPower Inc. (formerly, Coast Mountain Power Corp.) on power line construction necessary for Galore Creek operations, excluding any bonding costs. The NovaGold construction team in February 2007 rescheduled and re-estimated costs for 2007 based on the development schedule contemplated above. This rescheduling contemplates a total of $262 million being expended in 2007 and an unchanged overall construction budget of $2.2 billion with start-up of operations in 2012 rather than 2011. In addition $10 million of environmental bonding has been provided.

NovaGold has received and accepted the offer of a surface lease on the adjacent Grace property, under option to NovaGold, for use as a tailings and waste rock storage facility. The government of British Columbia is the owner of the surface rights and has the sole authority to issue a surface lease on the property. The Company is completing the administrative steps necessary to finalize the surface lease and will submit the information to the British Columbia government shortly. NovaGold anticipates that a surface lease for the tailings and waste rock storage facility will be finalized in a timely manner.

As of July 11, 2007, NovaGold anticipates funding its planned activities for 2007 from available cash and sale of temporary investments, with Teck Cominco funding the next approximately US$478 million in construction costs for Galore Creek following the legal formation of the partnership.

Cautionary Note Concerning Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation; anticipated dates for receipt of permits and approvals, construction and production, and other milestones; anticipated results of drilling programs, feasibility studies and other analyses; anticipated availability and terms of future financing; estimated timing and amounts of future expenditures, and NovaGold’s future production, operating and capital costs, operating or financial performance, are forward-looking statements. Information concerning mineral reserve and resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involved in disputes and litigation, including disputes and litigation with Pioneer Metals Corporation concerning the Galore Creek property and the Grace claims, and with Barrick Gold Corporation concerning ownership and management of the Donlin Creek project; fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals for Galore Creek, Rock Creek and other projects; and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2006, filed with the Canadian securities regulatory authorities, NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission, and other information released by NovaGold and filed with the appropriate regulatory agencies.

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Contacts

Don MacDonald, CA
Senior Vice President & CFO

Greg Johnson
Vice President, Corporate Communications and Strategic Development

Rhylin Bailie
Manager, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227